SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 09, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

9 November 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 8 November 2023, Smith & Nephew plc (the "Company") received notification of the following transactions as detailed below.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares (ADS)
Identification code	ISIN: US83175M2052
Nature of the transaction
PDMR is a participant of the Company's Employee Stock Purchase Plan, which purchased American Depository Shares through the Company's Dividend Re-Investment Plan following the 2023 interim dividend payment on 1 November 2023.

Date of Transaction	2023-11-3
Place of Transaction	New York Stock Exchange

Name	Director / PDMR	Price ($)	Volume	Aggregated information
Bradley Cannon (President, Global Orthopaedics)	PDMR	24.1701	47.24805	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	24.1701	12.13441	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	24.1701	10.49685	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	24.1701	10.4803	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	24.1701	7.86095	N/A Single Transaction
Scott Schaffner (President, Sports Medicine)	PDMR	24.1701	25.00279	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 09, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary